

Mail 3561

December 21, 2018

Scott J. Lynn
Chief Executive Officer
Masterworks 001, LLC
524 Broadway, 10th Floor
New York, New York 10012

   Re: Masterworks 001, LLC
     Amendment No. 4 to Offering Statement on Form 1-A
     Filed November 23, 2018
     File No. 024-10876

Dear Mr. Lynn:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2018 letter.

General

1. We note your response to prior comment 3. We are analyzing your response and have additional comments based upon the information you have provided to date:
   - We note that you acknowledged in your response that your Administrator is required to provide financial information to you and your investors. Tell us what consideration you have given to providing this financial information in your Offering Circular.
   - Provide us your analysis as to whether Masterworks Gallery should be a co-issuer, given that it has acquired the asset, will sell the asset to you in exchange for proceeds from this offering or for such number of shares that go unsold, will maintain a 20% profits interest in you and seems to retain control over your Board of Managers and Administrator.

2. We note that in response to comment 4 you have added the graph to page 48. Please clearly disclose that while your graph shows historical appreciation in the value of the Painting, investors will only receive proceeds from any such appreciation, if any, after the Painting is sold and after Masterworks is reimbursed for any expenses, and taxes and expenses of the Company are paid**.**

3. We note your response to comment 6 and we reissue the comment in part. Please revise your website in the section titled "How do you make money on your investment?" and state that if the painting is sold the proceeds, if any, will be distributed to shareholders, after the costs you disclose in your Offering Circular, and state the anticipated amount of time you intend to hold the painting before offering it for sale. Please also make similar revisions to the section titled "A collector can make an offer to buy a painting, and you can vote whether to sell," in the tab titled "How it works."

You may contact Jennifer López, Staff Attorney, at 202-551-3792 or me at 202-551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products